

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

<u>Via E-mail</u>
Duncan A. Forbes, Mol. III
Chief Executive Officer
Prince Mexico S.A, Inc.
Quetzalcoatl 3783
Int. 1 Col. Cd del Sol C.P. 45050
Zapopan, JAL, Mexico

> Re: **Prince Mexico S.A, Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed August 20, 2013**
> **File No. 000-54499**

Dear Mr. Forbes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your business appears to depend on your relationship with Prince USA. We further note that your distribution agreement with Prince USA has expired and that Prince USA appears to have emerged from bankruptcy proceedings. Please revise your filing to address the following matters:

   - Whether, without the distribution agreement, you have any arrangements in place to continue to distribute Prince USA products. If you have such arrangements, please describe them. If you do not have such arrangements, please disclose this and further disclose the impact on your business of your lack of any ability to distribute Prince USA products.

- Please clarify the status of your efforts to enter into a new or extended distribution agreement with Prince USA and describe the current status of your relationship with Prince USA. In doing so, please clarify whether you are in active negotiations currently. If you are not in such negotiations, please revise your filing to remove any disclosure suggesting that you are still in negotiations.

Management's Discussion & Analysis of Financial Condition, page 13

Liquidity and Capital Resources, page 16

2. Please revise your disclosure to include a more detailed analysis of the components of your statements of cash flows that explains the significant year-to-year variations in each period for which financial statements are presented. Your analysis should not merely recite information presented in the statement of cash flow. For additional guidance refer to SEC Release No. 33-8350.

3. We reviewed the revisions to your disclosures in response to comments 3 and 4 in our letter dated January 7, 2013. Please revise to include a discussion and analysis of your results of operations and cash flows for the years ended December 31, 2011 and 2010 and the nine month periods ended September 30, 2012 and 2011 and a discussion of liquidity and capital resources as of December 31, 2011 and September 30, 2012.

4. We note your disclosure on page 5 that the Distribution Agreement was subject to minimum purchase and advertising budget requirements. Please revise your disclosure to discuss the impact of the minimum purchase requirements on your liquidity during 2012 and whether the requirements were met. In this regard, we note that the "minimum purchase requirement" in Section 3.2 of the Distribution Schedule of your Distribution Agreement was $600,000 in 2012.

Item 5.03 Amendment to Articles of Incorporation, page 26

5. Please revise to include the change in your fiscal year end from May 31 to December 31.

Item 9.01 Exhibits, page 26

(a) Financial Statements of Business Acquired

6. We understand that the reverse merger was closed on December 18, 2012. As such, please revise to include the interim financial statements of *Linea Deportiva Prince Mexico* for the quarterly and nine month period ended September 30, 2012. Please ensure that the interim financial statements comply with Rule 8-03 of Regulation S-X. Also, please note that you should continue to incorporate the financial statements of *Linea Deportiva Prince Mexico* for the years ended December 31, 2011 and 2010 by reference to Amendment No. 2 to Form 8-K/A filed December 18, 2012.

(b) Pro Forma Financial Information

7. Since the reverse merger transaction did not close until December 18, 2012, please revise to provide a pro forma balance sheet as of September 30, 2012 and pro forma statements of operations for the year ended December 31, 2011 and nine months ended September 30, 2012.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López , Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director